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SEC FILE NUMBER
8-52985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REVA CAPITAL MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Columbus Circle - 15th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vageesh Naik	212-464-7363	vageesh@revacap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A94/8 Wazripur Industrial Area Main Ring Rd	New-Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vageesh Naik, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of REVA CAPITAL MARKETS, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

County of Hampton, Commonwealth of Virginia
The foregoing instrument was acknowledged before me on 04/29/2025 by Vageesh Naik as CEO of REVA CAPITAL MARKETS, LLC.

7940580
06/30/2025

Dequan Winborne, Electronic Notary Public

Notary Public
Notarized remotely online using communication technology via Proof.

Signature: Vageesh Naik

Title: CEO

COMMONWEALTH OF VIRGINIA · ELECTRONIC NOTARY PUBLIC
Dequan Winborne
REGISTRATION NUMBER 7940580
COMMISSION EXPIRES June 30, 2025

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REVA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

PUBLIC

MERCURIUS

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Reva Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Reva **Capital Markets, LLC** (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respect, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2024.

New Delhi, India
April 30, 2025

REVA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$	34,169
Securities owned at fair market value		4,994
Other assets		10,570
TOTAL ASSETS	$	49,733

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	25,448
MEMBER'S EQUITY		24,285
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	49,733

The accompanying notes are an integral part of this statement.

Note 1 - Organization and nature of business:

Reva Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Reva Capital Holdings, LLC (the "Parent"), commenced operations as a broker-dealer on December 14, 2000. As such, the Company is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered in twenty-three states.

The Company's operations consist primarily of engaging in transactions involving private placements of securities exempt from registration. In addition, the Company also provides pricing, valuation and consulting, in connection with the purchase and sale of asset-backed securities, mortgage-backed securities, collateralized debt obligations, collateralized loan obligations, and commercial mortgage-backed securities.

The Company also acts a U.S. registered broker-dealer intermediary pursuant to SEA 15a-6 with respect to private placements. As a chaperone for a foreign broker-dealer, the offerings are substantially similar to those conducted directly by the Firm in its present business. The Company's involvement as a chaperone for a foreign broker-dealer has had minimal impact on the Company's current infrastructure and procedures as the business line is both consistent and complementary to Reva's current business activities and had minimal impact on the business in 2024

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2024, the Company maintained its cash at one financial institution located in the United States of America. The Company had no cash equivalents at that date.

Revenue recognition:

The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured, as defined by the terms and conditions of each client agreement. The Firm records revenue in accordance with the five (5) steps under ASC Topic 6. The steps are as follows:

1) Identify the contract
2) Identify the performance obligations of the contract
3) Determine the transaction price
4) Allocate the transaction price to the performance obligations in the contract; and
5) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company receives fees for the introduction of buyers and sellers in equity transactions pursuant to a contract. Revenue is recognized at the point in time that the performance obligation is complete (as set forth under the terms of the agreement). In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time that the Company determines the customer obtains control over the service.

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

On January 1, 2020, the Company adopted FASB ASC 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The Company's policy is to record an estimate of expected credit losses as an allowance for credit losses. The new CECL standard became effective on January 1, 2020, and had no impact on the Company as of that date.

Income taxes:

The Company is a single-member limited liability company and, as such, is treated as a disregarded entity and is not subject to income taxes.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2021, management has determined that there are no material uncertain income tax positions.

On January 1, 2022, the Company adopted ASU 2019-12 (Topic 740) which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded single member limited liability companies are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes. The adoption of the ASU did not have a material impact on the Company's financial statements and related disclosures.

Use of estimates:

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Recent accounting pronouncements
FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures:

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure

requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

Note 3 - Related party transactions:

For the year ended December 31, 2024, the Company shared office space with the Parent. In accordance with an expense sharing agreement (the "Agreement"), the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. At times, the Company pays to the service provider directly. The Statement of Operations includes the rent expense of $29,840 of which $28,973 was paid in cash to the service provider and other operating expenses and rent of $12,360 was recorded as capital contributions by the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. The parent has also made capital contributions in cash amounting to $77,500.

Note 4 - Commitments and contingent liabilities

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024, or during the year then ended.

Note 5 – Net capital requirement:

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At December 31, 2024, the Company had net capital of $12,965, which exceeded the minimum requirement of $5,000 by $7,965. The Company's ratio of aggregate indebtedness to net capital was 1.9627 to 1.

Note 6 – Fair Value of Financial Instruments:

FASB ASC. No. 825, Financial Instruments establishes a fair value hierarchy that prioritizes

the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses the appropriate valuation techniques based on the available inputs to measure the fair value of the investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The following presents the Company's December 31, 2024, assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Securities owned	$4,994	$ --	$ --	$4,994

The securities owned represents common stock.

Note 7 – Segment Reporting:

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including:

  a. engage in transactions involving private placements of securities exempt from registration;
  b. provide pricing, valuation, and consulting, in connection with the purchase and sale of asset-backed securities, mortgage-backed securities, collateralized debt obligations, collateralized loan obligations and commercial mortgage-backed securities; and
  c. act as a U.S. registered broker-dealer intermediary pursuant to SEA Rule 15a-6 with respect to private placements.

The Company has identified its CEO as the chief operating decision maker ("CODM"). The CODM uses measures to evaluate performance – the CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends/distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the

business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (see Note 2). The Company derived 100% of total revenues earned during the year ended December 31, 2024, from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

Note 8 – Subsequent events:

The Company has evaluated subsequent events through the date that these financial statements were issued and determined that that there are no material events that would require disclosure in the Company's financial statements.